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www.tangoldcorp.com

Buckreef Test Plant Supports Production Expansion

For Immediate ReleaseNovember 17, 2020

VANCOUVER (GlobeNewswire) - Tanzanian Gold Corp. (TSX: TNX); (NYSE American: TRX) (“Tanzanian Gold” or the “Company”) is pleased to provide an update on the 5tph (tons per hour) test plant. As previously reported the plant reached commercial production of gold on June 17, 2020. Since then the plant has operated continuously 7 days a week with two 12-hour shifts per day and has produced a total of 427.9 oz of gold. Here are some of the key performance metrics in the period June 30, 2020 to October 30,2020:

•250,810 tons of waste and topsoil removed and stockpiled

•21,900 tons of ore mined

•10,040 tons ore crushed - wet

•9,078 tons ore milled - dry

•137 total days operated

•plant availability has ranged from 73.1% to 94.6%

•the average recovery has been quiet steady at 82%

The 5tph oxide test plant has been a substantial success on several levels. First, operation of the plant to date proves the viability of the Buckreef Gold Project (“Buckreef”) to produce gold and therefore provides a considerable de-risking of the mine building efforts at Buckreef. A number of important tests have been conducted providing data for the operation and confirming the flowsheet for expansion of the processing plant to the rate of 40tph (15,000 oz. to 20,000 oz. of gold production per year). The main tests to date are:

•Retention times & associated cyanide and lime consumption

•Grind-leach tests & grind media consumption

•Impact of aeration/oxidation

•Optimizing elution

•Effect of preg-robbing, these tests are still in progress

Additionally, the plant has been used to train and develop a crew that will be ready to operate the larger 40tph plant when it comes online. Start-up and operation of the test plant has provided months of experience in: (i) understanding the oxide deposit; (ii) areas of mining and earth moving; (iii) stockpile management; (iv) grade blending control; (v) equipment and materials procurement; (vi) local content regulations; (vii) security; and

more. The Company has initiated construction of a large tailings facility to accommodate the targeted expansion of the oxide plant.

As work advances rapidly with the oxide operation, Tanzanian Gold continues to advance the sulphide mine Final Feasibility Study, which is targeted to produce 150,000 oz. to 175,000 oz. of gold production per year. The Company has begun the process of pit modeling, one of the foremost components of the Final Feasibility Study. SGS is proceeding with the metallurgical studies to refine the flowsheet for the sulphide plant.

Finally, Tanzanian Gold continues to focus on the value creating exploration opportunities at Buckreef, with a variety of planned drilling programs. The programs include: (i) drilling at ultra-deep levels; (ii) drilling new oxide targets; (iii) infill drilling to upgrade ounces currently in the Inferred category; and (iv) a step-out drilling program in the Northeast Extension.

Mr. James E. Sinclair, Executive Chairman of Tanzanian Gold, commented “The exceptional performance of the test plant has laid a firm technical foundation and has helped to de-risk our plans to a build a much larger plant”, Mr. Sinclair went on to comment “ We have every expectation that we will be producing in the range of 15,000 to 20,000 oz. of gold production per year with the new plant and after start up we could be in a position to consider an expansion of this plant.”

Mr. James E. Sinclair went on to note that “critically, we have now become a gold producer. The financing arrangements we have previously announced will help to ensure the rapid expansion of production such that we can expect to reach our goal of becoming cash flow positive.”

 About Tanzanian Gold Corporation

Tanzanian Gold Corporation is building a significant gold project at the Buckreef site in Tanzania that is based on an expanded resource base and the treatment of its mineable reserves in two stand alone plants. An ongoing drill program has, to date, more than doubled the size of Measured and Indicated Resources to 2.036 million ounces. NI 43-101 compliant exploration mining targets have the potential to add up to another 2 million ounces. The Company commenced production from oxides in June 2020 at a new oxide plant and is now anticipating government approval for an expanded oxide plant to the level of 40tph.

Tanzanian Gold is advancing on three value-creation tracks:

1.Strengthening its balance sheet from expanding near-term production of gold to the range of 15,000 oz. -20,000 oz. of gold production per year from processing oxides:

2.Advancing the Final Feasibility Study for a stand-alone sulphide treating plant that is substantially larger than previously modelled, targeting annual gold production of 150,000 to 175,000 oz.; and

3.Continuing with a drilling program to further test the potential of its resource base by: (i) drilling at ultra-deep levels; (ii) drilling new oxide targets; (iii) infill drilling to upgrade ounces currently in the Inferred category; and (iv) a step-out drilling program in the Northeast Extension.

Respectfully Submitted,

James E. Sinclair

Executive Chairman

For further information, please contact Michael Martin, Investor Relations, via email at m.martin@tangoldcorp.com, direct line 860-248-0999, or visit the Company website at www.tangoldcorp.com

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Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We may use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC. U.S. Investors are urged to consider closely the disclosure in our SEC filings. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F for more information concerning these risks, uncertainties, and other factors.  Such forward-looking statements include, but are not limited to, that the Company will be able to build shareholder value, that the Company will be successful in its expansion at the Buckreef project, that it will be able to build a mine, and that the Company will be able to achieve positive cash flow,